

April 30, 2015

Via E-mail
Jonathan Duskin
Chief Executive Officer and Portfolio Manager
Macellum Capital Management LLC
1270 Avenue of the Americas
New York, New York 10020

Re: **The Children's Place, Inc.**
        Preliminary Revised Proxy Statement filed on Schedule 14A
        PRRN14A filed April 29th, 2015 by Macellum Capital Management LLC et al.
        File Number: 000-23071

Dear Mr. Duskin,

We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information to be provided so that we may better understand the disclosure.

Please respond to this letter by amending the Schedule 14A or by providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amended filing and any information you provide in response to these comments, we may have additional comments.

PRRN14A filing made on April 29, 2015

1. The explanation offered in reply to prior comment number five cited to a January 31, 2015 data point, but the narrative in the proxy statement refers to "the fourth quarter of 2014." Please reconcile for us why the January 31. 2015 date should be accepted as a reliable indicator of inventory in the fourth quarter of 2014. In addition, advise whether the method used to measure the "44% more inventory on a comparable sales level" is consistent with the manner in which the registrant measures its inventory.

    We are Concerned with the Company's Poor Stock Price Performance, page 7

2. The assertion that the registrant's stock price has underperformed that of its peers appears to only be supported by a reference to a single peer, Carter's, Inc. Please revise to disclose the justification for selecting this company as a peer and provide an explanation as to why no other companies that could be viewed as representative of peers have been identified.

Macellum
c/o Mr. Jonathan Duskin
April 30, 2015
P a g e | **2**

<u>The Nominees, page 11</u>

3. Refer to the disclosure that reads in relevant part that "there are no arrangements or understandings among members of Shareholders for Change at The Children's Place and any of the Nominees or any other person or persons pursuant to which the nomination of the Nominees described herein is to be made…" Advise us, with a view toward revised disclosure, whether or not the participants' director candidates have entered into an indemnification agreement in connection with this solicitation and related matters.

<u>Solicitation of Proxies, page 17</u>

4. This discussion indicates that "certain members Shareholders for Change at The Children's Place" have entered into an agreement with a proxy solicitor. Please revise to clarify whether or not the proxy solicitor is the party that will be indemnified and, if true, remove any implication that the indemnification arrangement referenced therein relates to the unnamed "certain members" such as the director nominees.

<u>Closing Comments</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants in the solicitation are in possession of all facts relating to the disclosure presented in the above-captioned filing, they are responsible for the accuracy and adequacy of the disclosures they have made.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc: Andrew M. Freedman, Esq.
Megan M Reda, Esq.
Olshan Frome Wolosky LLP